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Reply to: Daniel D. Nauth Telephone: 416.477.6031 Fax: 416.477.6032 Email: dnauth@nauth.com

July 17, 2020

Via EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 USA Attention: John Reynolds, Assistant Director Division of Corporate Finance

Re: Shackelford Pharma Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 11, 2020
File No. 024-11206

Ladies and Gentlemen:

Set forth below, on behalf of our client Shackelford Pharma Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated June 25, 2020 (the "Comment Letter"), with respect to the Company's Amendment No. 1 to Offering Statement on Form 1-A submitted to the Commission on June 11, 2020.

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

CBD && Nutraceutical Products, page 38

1. We note your response to prior comment 4 and your use of "nutraceutical." The term "nutraceutical" has no meaning in FDA rules and regulations. To the extent you use the term to describe your product, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor of your product.

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission July 17, 2020 Page 2

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to the disclosure as requested.

Proprietary Cannabis-based Formulations, page 39

2. We note your response to prior comment 8. With respect to your Dispensary segment, you disclose that you anticipate launching products in 2021 dependent on "positive initial results from clinical studies...." Please revise to clarify whether you will launch products prior to receiving regulatory approval. To the extent that you will, please revise this section to clearly disclose the legality of your plans under U.S. federal law.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to the disclosure as requested.

Exhibits

3. We note your response to prior comment 11 and reissue. Please have counsel revise the opinion filed as Exhibit 12.1 to remove the statement that with respect to the opinion that the shares will be fully paid and non-assessable, "[n]o opinion is expressed as to the adequacy of any consideration received," or provide an analysis as to why this statement is necessary and appropriate.

Response: The Company acknowledges the comment by Staff and counsel has agreed to revise the opinion filed as Exhibit 12.1 as requested by Staff. The revised opinion will be included with Amendment No. 2 to the Regulation A Registration Statement.

* * * * *

The Company hereby advises, or acknowledges to, Staff that:

• The Dalmore Group LLC ("Dalmore"), a FINRA/SIPC registered broker-dealer (CRD#136352) has been engaged by the Company to provide broker-dealer services in connection with the Offering. The Company understands that FINRA has provided a "no objections letter" to the compensation arrangement between the Company and Dalmore.

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

• The Company is aware of its continuous reporting obligations under Rule 257 of Regulation A upon qualification by Staff of the Regulation A Registration Statement.

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U.S. Securities and Exchange Commission July 17, 2020 Page 3

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Mark Godsy, Chief Executive Officer

Shackelford Pharma Inc.

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